Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for the Third Fiscal Quarter of Fiscal 2023

FOSHAN, China, September 27, 2023 /PRNewswire/—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for the third fiscal quarter of fiscal 2023 ended May 31, 2023.

FINANCIAL PERFORMANCE HIGHLIGHTS

Third Fiscal Quarter Ended May 31, 2023 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	Third Fiscal Quarter Ended May 31, 2023	Third Fiscal Quarter Ended May 31, 2022	YoY % Change
Revenue	586.4	437.5	34.0%
Gross Profit	193.0	135.4	42.6%
Gross Margin	32.9%	30.9%	2.0%
Operating Income	73.9	19.3	283.7%
Operating Margin	12.6%	4.4%	8.2%
Net Loss for the quarter	(37.7)	(7.1)	(432.5)%

Adjusted Gross Profit (1)	196.7	139.9	40.6%
Adjusted Operating Income (2)	77.6	23.8	226.1%
Adjusted Net Loss (3) for the quarter	(34.8)	(3.5)	(890.4)%
Adjusted EBITDA (4) for the quarter	96.0	69.0	39.2%

Basic and Diluted Loss per Share	(0.32)	(0.08)	(300.0)%
Adjusted Basic and Diluted Loss per Share (5) for the quarter	(0.30)	(0.05)	(500.0)%
Basic and Diluted Loss per ADS	(1.28)	(0.32)	(300.0)%
Adjusted Basic and Diluted Loss per ADS (6) for the quarter	(1.20)	(0.20)	(500.0)%

Nine Months Ended May 31, 2023 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	Nine Months Ended May 31, 2023	Nine Months Ended May 31, 2022	YoY % Change
Revenue	1,564.0	1,311.1	19.3%
Gross Profit	488.2	394.3	23.8%
Gross Margin	31.2%	30.1%	1.1%
Operating Income/(Loss)	99.6	(3.7)	2,814.6%
Operating Margin	6.4%	(0.3)%	6.7%
Net Loss for the period	(46.5)	(60.0)	22.5%

Adjusted Gross Profit (1)	499.5	408.2	22.4%
Adjusted Operating Income (2)	110.9	9.4	1,079.8%
Adjusted Net Loss (3) for the period	(37.5)	(49.9)	24.8%
Adjusted EBITDA (4) for the period	159.5	196.7	(18.9)%

Basic and Diluted Loss per Share	(0.43)	(0.49)	12.2%
Adjusted Basic and Diluted Loss per Share (5) for the period	(0.35)	(0.41)	14.6%
Basic and Diluted Loss per ADS	(1.72)	(1.96)	12.2%
Adjusted Basic and Diluted Loss per ADS (6) for the period	(1.40)	(1.64)	14.6%

1.	Adjusted gross profit/(loss) is defined as gross profit/(loss) excluding amortization of intangible assets.
2.	Adjusted operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expense and amortization of intangible assets.
3.	Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense, amortization of intangible assets, and tax effect of amortization of intangible assets.
4.	Adjusted EBITDA is defined as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit; depreciation and amortization, and share-based compensation expense.
5.	Adjusted basic and diluted earnings/(loss) per share is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) attributable to ordinary shareholders excluding share-based compensation expense, amortization of intangible assets, and tax effect of amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares.
6.	Adjusted basic and diluted earnings/(loss) per American depositary share (“ADS”) is defined as adjusted net income/(loss) attributable to ADS shareholders (net income/(loss) attributable to ADS shareholders excluding share-based compensation expense, amortization of intangible assets, and tax effect of amortization of intangible assets.) divided by the weighted average number of basic and diluted ADSs. The number of shares used in calculating basic and diluted earnings/(loss) per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one Class A ordinary share to one ADS representing four Class A ordinary shares, which became effective on August 19, 2022.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Overseas Schools (CATS Global Schools)

CATS Global Schools included 4 Stafford House locations in UK, 4 CATS Colleges in US and UK, Cambridge School of Visual & Performing Arts and 3 independent boarding schools in UK as of May 31, 2023.

●	For the third fiscal quarter, revenue amounted to RMB221.8 million, representing an 18.1% increase compared to RMB187.9 million in the same fiscal quarter last year, and accounted for 37.8% of the total revenue.

●	For the nine-month period, revenue amounted to RMB624.8 million, representing a 17.6% increase compared to RMB531.1 million in the same period of the last fiscal year, and accounted for 40.0% of the total revenue.

Complementary Education Services

The complementary education services business comprised language training, overseas study counselling, career counselling, study tour and camps as well as international contest training and others.

●	For the third fiscal quarter, revenue amounted to RMB207.5 million, representing a 50.4% increase compared to RMB138.0 million in the same fiscal quarter last year, and accounted for 35.4% of the total revenue.

●	For the nine-month period, revenue amounted to RMB572.7 million, representing a 25.4% increase compared to RMB456.9 million for the same period of the last fiscal year, and accounted for 36.6% of the total revenue.

Domestic Kindergartens & K-12 Operation Services

The domestic kindergartens & K-12 operation services business comprises of for-profit kindergartens and operation services for students of the domestic K-12 schools including catering and procurement services.

●	For the third fiscal quarter, revenue amounted to RMB157.1 million, representing a 40.7% increase compared to RMB111.6 million in the same fiscal quarter last year, and accounted for 26.8% of the total revenue.

●	For the nine-month period, revenue amounted to RMB366.5 million, representing a 13.5% increase compared to RMB323.1 million for the same period of the last fiscal year, and accounted for 23.4% of the total revenue.

MANAGEMENT COMMENTARY

“The third fiscal quarter has shown strong strategic and operational progress supporting the delivery of our business and financial performance for the rest of the fiscal year and laying foundation for years beyond. We continue to execute the turnaround strategy to reset our businesses around economics that designs to deliver sustainable high-return growth in revenue, adjusted EBITDA and cashflow,” said Mr. Tim Hongru Zhou, Chair and Chief Executive Officer of Bright Scholar. “During the fiscal third quarter, we achieved a noteworthy 34.0% increase in revenue, a 42.6% rise in gross profit and a remarkable 283.7% surge in operating income as compared to the same quarter in the last fiscal year, leading to an improved operating margin of 12.6% as compared to 4.4% in the same quarter of the last fiscal year. On the nine-month basis, our top line revenue grew by 19.3% year-over-year, with gross profit and operating income increased by 23.8% and 2,814.6%, respectively. Moreover, our operating margin improved to 6.4% compared to (0.3%) in the same period of the last fiscal year. We also continued narrowing our net loss to RMB46.5 million from RMB60.0 million, representing a further improvement of 22.5% year-over-year.”

“Our financial performance reflects an all-around momentum in our business,” Mr. Zhou continued. “The recovery of overseas business has been strong, with an 18.1% increase in top line revenue for the third fiscal quarter and 17.6% for the nine-month period. The Complementary Education Services segment has also experienced solid growth trajectory, primarily driven by overseas study counselling and study tour and camps, with a 50.4% increase in revenue for the third fiscal quarter and 25.4% for the nine-month period. Additionally, our Domestic Kindergartens & K-12 Operation Services segment experienced a short term rebound in the fiscal quarter, marked by a 40.7% increase in revenue. On a nine-month basis, the revenue grew by 13.5%.”

“In the past 9 months, we have dedicated considerable efforts to optimizing the performance of our diversified portfolio at Bright Scholar. The financial performance of this fiscal quarter reflects some of the progress we have made. Our focus has been on accelerating profitability growth as our business momentum continues to advance. We have consistently made significant changes and implemented efficiency improvements to create a more cost-effective, coordinated, and streamlined approach to our operations. The strong momentum we have built, along with the global strength we are witnessing, provides us with confidence and optimism as we approach the end of the fiscal year. We reconfirm our fiscal 2023 guidance. We have full confidence in our diversified portfolio of businesses and the multi-faceted strategies we are implementing to achieve high-return growth, enhance margins, and strengthen our balance sheet. Again, we successfully paid off all outstanding bank loans in July. These proactive steps position us well to consistently deliver long-term value to our stakeholders.” Mr. Zhou concluded.

UNAUDITED FINANCIAL RESULTS for THE THird FISCAL quarter ENDED may 31, 2023

Revenue

Revenue for the third fiscal quarter was RMB586.4 million, representing a 34.0% increase from RMB437.5 million for the same quarter of the last fiscal year.

Overseas Schools: Revenue contribution for the third fiscal quarter was RMB221.8 million, representing an 18.1% increase from RMB187.9 million for the same quarter of the last fiscal year. The increase was mainly attributable to the continuous recovery of overseas schools’ operation from the pandemic.

Complementary Education Services: Revenue contribution for the third fiscal quarter was RMB207.5 million, representing a 50.4% increase from RMB138.0 million for the same quarter of the last fiscal year. The increase was mainly attributable to the continuous recovery of overseas study counselling and study tour and camps business.

Domestic Kindergartens & K-12 Operation Services: Revenue contribution for the third fiscal quarter was RMB157.1 million, representing a 40.7% increase from RMB111.6 million for the same quarter of the last fiscal year. The increase was mainly attributable to primarily driven by the short term rebound of various service revenues.

Cost of Revenue

Cost of revenue for the third fiscal quarter was RMB393.4 million, as compared to RMB302.2 million for the same quarter of the last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross profit for the third fiscal quarter was RMB193.0 million, representing a 42.6% increase from RMB135.4 million for the same quarter of the last fiscal year. Gross margin increased to 32.9% from 30.9% for the same quarter of the last fiscal year.

Adjusted gross profit for the third fiscal quarter was RMB196.7 million, representing a 40.6% increase from RMB139.9 million for the same quarter of the last fiscal year.

Selling, General and Administrative (SG&A) Expenses

Total SG&A expenses for the third fiscal quarter were RMB142.0 million, as compared to RMB117.1 million for the same quarter of the last fiscal year.

Operating Income, Operating Margin and Adjusted Operating Income

Operating income for the third fiscal quarter was RMB73.9 million, representing a 283.7% increase from RMB19.3 million for the same quarter of the last fiscal year. Operating margin was 12.6% for the third fiscal quarter, as compared to 4.4% for the same quarter of the last fiscal year.

Adjusted operating income for the third fiscal quarter was RMB77.6 million, representing a 226.1% increase from RMB23.8 million for the same quarter of the last fiscal year.

Net Loss and Adjusted Net Loss

Net loss for the third fiscal quarter was RMB37.7 million, as compared to net loss of RMB7.1 million for the same quarter of the last fiscal year. The increase in net loss was mainly due to the recognition of full valuation allowance against to deferred tax assets in relation to overseas schools business in the third fiscal quarter.

Adjusted net loss for the third fiscal quarter was RMB34.8 million, as compared to net loss of RMB3.5 million for the same quarter of the last fiscal year.

Net Loss per ordinary share/ADS and Adjusted Net Loss per ordinary share/ADS

Basic and diluted net loss per ordinary share attributable to ordinary shareholders for the third fiscal quarter were RMB0.32 and RMB0.32, respectively, as compared to loss of RMB0.08 and RMB0.08, respectively, for the same quarter of the last fiscal year.

Adjusted basic and diluted net loss per ordinary share attributable to ordinary shareholders for the third fiscal quarter were RMB0.30 and RMB0.30, respectively, as compared to loss of RMB0.05 and RMB0.05, respectively, for the same quarter of the last fiscal year.

Basic and diluted net loss per ADS attributable to ADS holders for the third fiscal quarter were RMB1.28 and RMB1.28, respectively, as compared to loss of RMB0.32 and RMB0.32, respectively, for the same quarter of the last fiscal year.

Adjusted basic and diluted net loss per ADS attributable to ADS holders for the third fiscal quarter were RMB1.20 and RMB1.20, respectively, as compared to loss of RMB0.20 and RMB0.20, respectively, for the same quarter of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the third fiscal quarter was RMB96.0 million, as compared to RMB69.0 million for the same quarter of the last fiscal year. This is due to the strong recovery traction of our overseas schools’ operation.

UNAUDITED FINANCIAL RESULTS for The Nine Months ENDED May 31, 2023

Revenue

Revenue for the period was RMB1,564.0 million, representing a 19.3% increase from RMB1,311.1 million for the same period of the last fiscal year.

Overseas Schools: Revenue contribution for the period was RMB624.8 million, representing a 17.6% increase from RMB531.1 million for the same period of the last fiscal year. The increase was mainly attributable to the continuous recovery of overseas schools’ operation from the pandemic.

Complementary Education Services: Revenue contribution for the period was RMB572.7 million, representing a 25.4% increase from RMB456.9 million for the same period of the last fiscal year. The increase was mainly attributable to the continuous recovery of overseas study counselling and study tour and camps business.

Domestic Kindergartens & K-12 Operation Services: Revenue contribution for the period was RMB366.5 million, representing a 13.5% increase from RMB323.1 million for the same period of the last fiscal year. The increase was primarily driven by the short term rebound of various service revenues.

Cost of Revenue

Cost of revenue for the period was RMB1,075.8 million, as compared to RMB916.7 million for the same period of the last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross profit for the period was RMB488.2 million, representing a 23.8% increase from RMB394.3 million for the same period of the last fiscal year. Gross margin increased to 31.2% from 30.1% for the same period of the last fiscal year.

Adjusted gross profit for the period was RMB499.5 million, representing a 22.4% increase from RMB408.2 million for the same period of the last fiscal year.

Selling, General and Administrative (SG&A) Expenses

Total SG&A expenses for the period were RMB437.7 million, as compared to RMB402.1 million for the same period of the last fiscal year.

Operating Income/Loss, Operating Margin and Adjusted Operating Income

Operating income for the period was RMB99.6 million, as compared to operating loss of RMB3.7 million for the same period of the last fiscal year. Operating margin was 6.4% for the period, as compared to (0.3%) for the same period of the last fiscal year.

Adjusted operating income for the period was RMB110.9 million, representing a 1,079.8% increase from an adjusted operating income of RMB9.4 million for the same period of the last fiscal year.

Net Loss and Adjusted Net Loss

Net loss for the period was RMB46.5 million, representing a 22.5% decrease in loss from net loss of RMB60.0 million for the same period of the last fiscal year.

Adjusted net loss for the period was RMB37.5 million, representing a 24.8% decrease in loss from net loss of RMB49.9 million for the same period of the last fiscal year.

Net Loss per ordinary share/ADS and Adjusted Net Loss per ordinary share/ADS

Basic and diluted net loss per ordinary share attributable to ordinary shareholders for the period were RMB0.43 and RMB0.43, respectively, as compared to loss of RMB0.49 and RMB0.49, respectively, for the same period of the last fiscal year.

Adjusted basic and diluted net loss per ordinary share attributable to ordinary shareholders for the period were RMB0.35 and RMB0.35, respectively, as compared to loss of RMB0.41 and RMB0.41, respectively, for the same period of the last fiscal year.

Basic and diluted net loss per ADS attributable to ADS holders for the period were RMB1.72 and RMB1.72, respectively, as compared to loss of RMB1.96 and RMB1.96, respectively, for the same period of the last fiscal year.

Adjusted basic and diluted net loss per ADS attributable to ADS holders for the period were RMB1.40 and RMB1.40, respectively, as compared to loss of RMB1.64 and RMB1.64, respectively, for the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the period was RMB159.5 million, as compared to RMB196.7 million for the same period of the last fiscal year.

Cash and Working Capital

As of May 31, 2023, the Company’s cash and cash equivalents and restricted cash were RMB765.4 million (US$107.7 million), as compared to RMB826.3 million as of February 28, 2023.

REAFFIRMS GUIDANCE FOR FISCAL YEAR ENDING AUGUST 31, 2023

For the fiscal year 2023, the Company reaffirms its revenue guidance to be in a range of RMB1.9 billion and RMB2.0 billion, representing a year-over-year growth of 10% to 15%.

This guidance is based on the current market and operating conditions and reflects the Company’s current and preliminary estimates of such market and operating conditions and market demand, which are all subject to change.

CONVENIENCE TRANSLATION

The Company’s reporting currency is Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter and nine months ended May 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.1100, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on May 31, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on May 31, 2023 or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) as gross profit/(loss) excluding amortization of intangible assets. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit, depreciation and amortization and share-based compensation expense. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense, amortization of intangible assets and tax effect of amortization of intangible assets. We define adjusted operating income/(loss) as operating income/(loss) excluding share-based compensation expense and amortization of intangible assets. Additionally, we define adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders/ADS holders (net income/(loss) to ordinary shareholders/ADS holders excluding share-based compensation expense, amortization of intangible assets and tax effect of amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or ADSs.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles do not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit, adjusted operating income/(loss), adjusted net income/(loss), and adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expense; amortization of intangible assets and tax effect of amortization of intangible assets. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; and tax effect of amortization of intangible assets, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-2991-6814

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	May 31,
	2022	2023
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	664,769	566,207	79,635
Restricted cash, net	191,365	197,537	27,783
Accounts receivable, net	18,084	30,212	4,249
Amounts due from related parties, net	196,626	211,969	29,813
Other receivables, deposits and other assets, net	112,762	137,598	19,353
Inventories	6,869	5,293	745
Held for sale assets	11,258	-	-
Total current assets	1,201,733	1,148,816	161,578
Restricted cash - non current	1,650 1,650	232
Property and equipment, net	393,277	424,182	59,660
Intangible assets, net	322,896	336,697	47,355
Goodwill, net	1,433,916	1,503,296	211,434
Long-term investments	40,486	38,621	5,432
Prepayments for construction contracts	4,894 4,899	689
Deferred tax assets, net	85,103	1,718	242
Other non-current assets, net	15,343	14,141	1,989
Operating lease right-of-use assets	1,453,833	1,521,131	213,942
Total non-current assets	3,751,398	3,846,335	540,975
TOTAL ASSETS	4,953,131	4,995,151	702,553

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	May 31,
	2022	2023
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	100,229	130,843	18,403
Amounts due to related parties	343,032	304,702	42,855
Accrued expenses and other current liabilities	262,490	274,739	38,641
Short-term loans	149,239	163,932	23,057
Income tax payable	85,856	94,666	13,314
Contract liabilities	516,731	503,531	70,820
Refund liabilities	20,517	17,400	2,447
Operating lease liabilities	104,515	110,242	15,505

Total current liabilities	1,582,609	1,600,055	225,042
Contract liabilities – non current	2,203	1,936	272
Deferred tax liabilities	21,707	19,822	2,788
Other non-current liabilities due to related parties	11,197	5,450	767
Long-term loan	633	-	-
Operating lease liabilities – non current	1,439,239	1,489,040	209,429
Total non-current liabilities	1,474,979	1,516,248	213,256

TOTAL LIABILITIES	3,057,588	3,116,303	438,298
EQUITY
Share capital	8	8	1
Additional paid-in capital	1,693,358	1,688,547	237,489
Statutory reserves	14,872	20,155	2,835
Accumulated other comprehensive income	34,401	126,717	17,822
Accumulated deficit	(72,737)	(128,546)	(18,079)

Shareholders’ equity	1,669,902	1,706,881	240,068
Non-controlling interests	225,641	171,967	24,187

TOTAL EQUITY	1,895,543	1,878,848	264,255

TOTAL LIABILITIES AND EQUITY	4,953,131	4,995,151	702,553

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended May 31,			Nine Months Ended May 31,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Revenue	437,549	586,446	82,482	1,311,054	1,563,977	219,969
Cost of revenue	(302,158)	(393,418)	(55,333)	(916,742)	(1,075,767)	(151,303)

Gross profit	135,391	193,028	27,149	394,312	488,210	68,665
Selling, general and administrative expenses	(117,122)	(142,016)	(19,974)	(402,068)	(437,730)	(61,565)
Other operating income	1,002	22,937	3,226	4,087	49,119	6,908

Operating income/(loss)	19,271	73,949	10,401	(3,669)	99,599	14,008
Interest expense, net	(26,364)	(2,859)	(402)	(110,747)	(8,587)	(1,208)
Investment income/(loss)	28,155	614	86	107,109	(849)	(119)
Other income/(expenses)	926	(23)	(3)	(5,229)	(2,776)	(390)

Income/(loss) before income taxes and share of equity in loss of unconsolidated affiliates	21,988	71,681	10,082	(12,536)	87,389	12,291
Income tax expense	(28,949)	(109,327)	(15,377)	(47,252)	(133,493)	(18,775)
Share of equity in loss of unconsolidated affiliates	(121)	(52)	(7)	(232)	(400)	(56)

Net loss	(7,082)	(37,698)	(5,302)	(60,020)	(46,506)	(6,541)

Net income/(loss) attributable to non-controlling interests	1,857	397	56	(1,753)	4,020	565

Net loss attributable to ordinary shareholders	(8,939)	(38,095)	(5,358)	(58,267)	(50,526)	(7,106)

Net loss per share attributable to
ordinary shareholders
—Basic	(0.08)	(0.32)	(0.05)	(0.49)	(0.43)	(0.06)
—Diluted	(0.08)	(0.32)	(0.05)	(0.49)	(0.43)	(0.06)

Weighted average shares used in calculating net loss per ordinary share:
—Basic	118,669,795	118,669,795	118,669,795	118,706,830	118,669,795	118,669,795
—Diluted	118,669,795	118,669,795	118,669,795	118,706,830	118,669,795	118,669,795
Net loss per ADS
—Basic	(0.32)	(1.28)	(0.20)	(1.96)	(1.72)	(0.24)
—Diluted	(0.32)	(1.28)	(0.20)	(1.96)	(1.72)	(0.24)

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended May 31,			Nine Months Ended May 31,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from/(used in) operating activities	321,060	(8,198)	(1,153)	(64,556)	15,338	2,157

Net cash used in investing activities	(20,750)	(20,990)	(2,952)	(1,202,394)	(32,946)	(4,634)

Net cash (used in)/generated from financing activities	(479,033)	(41,255)	(5,802)	1,102,803	(90,397)	(12,714)

Effect of exchange rate changes on cash and cash equivalents, and restricted cash	57,693	7,873	1,106	20,574	15,615	2,196
Net change in cash and cash equivalents, and restricted cash	(121,030)	(62,570)	(8,801)	(143,573)	(92,390)	(12,995)

Cash and cash equivalents, and restricted cash at beginning of the period	1,492,620	827,964	116,451	1,515,163	857,784	120,645

Cash and cash equivalents, and restricted cash at end of the period	1,371,590	765,394	107,650	1,371,590	765,394	107,650

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended May 31,			Nine Months Ended May 31,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	135,391	193,028	27,149	394,312	488,210	68,666
Add: Amortization of intangible assets	4,523	3,642	512	13,883	11,274	1,586
Adjusted gross profit	139,914	196,670	27,661	408,195	499,484	70,252

Operating income/(loss)	19,271	73,949	10,401	(3,669)	99,599	14,009
Add: Share-based compensation expense	-	-	-	(816)	-	-
Add: Amortization of intangible assets	4,523	3,642	512	13,883	11,274	1,586
Adjusted operating income	23,794	77,591	10,913	9,398	110,873	15,595

Net loss	(7,082)	(37,698)	(5,302)	(60,020)	(46,506)	(6,541)
Add: Share-based compensation expense	-	-	-	(816)	-	-
Add: Amortization of intangible assets	4,523	3,642	512	13,883	11,274	1,586
Add: Tax effect of amortization of intangible assets	(958)	(738)	(104)	(2,953)	(2,302)	(324)
Adjusted net loss	(3,517)	(34,794)	(4,894)	(49,906)	(37,534)	(5,279)

Net loss attributable to ordinary shareholders	(8,939)	(38,095)	(5,358)	(58,267)	(50,526)	(7,106)
Add: Share-based compensation expense	-	-	-	(816)	-	-
Add: Amortization of intangible assets	4,523	3,642	512	13,883	11,274	1,586
Add: Tax effect of amortization of intangible assets	(958)	(738)	(104)	(2,953)	(2,302)	(324)
Adjusted net loss attributable to ordinary shareholders	(5,374)	(35,191)	(4,950)	(48,153)	(41,554)	(5,844)

Net loss	(7,082)	(37,698)	(5,302)	(60,020)	(46,506)	(6,541)
Add: Interest expense, net	26,364	2,859	402	110,747	8,587	1,208
Add: Income tax expense	28,949	109,327	15,377	47,252	133,493	18,775
Add: Depreciation and amortization	20,760	21,553	3,031	99,492	63,929	8,991
Add: Share-based compensation expense	-	-	-	(816)	-	-
Adjusted EBITDA	68,991	96,041	13,508	196,655	159,503	22,433

Weighted average shares used in calculating adjusted net loss per ordinary share:
—Basic and Diluted	118,669,795	118,669,795	118,669,795	118,706,830	118,669,795	118,669,795

Adjusted net loss per share attributable to ordinary shareholders

—Basic	(0.05)	(0.30)	(0.04)	(0.41)	(0.35)	(0.05)
—Diluted	(0.05)	(0.30)	(0.04)	(0.41)	(0.35)	(0.05)

Adjusted net loss per ADS
—Basic	(0.20)	(1.20)	(0.16)	(1.64)	(1.40)	(0.20)
—Diluted	(0.20)	(1.20)	(0.16)	(1.64)	(1.40)	(0.20)